Exhibit 23.5




                          Independent Auditors' Consent

We consent to the incorporation by reference in Registration Statement No. 333-8085 of the Federal Agricultural Mortgage Corporation on Form S-3 of our report dated March 15, 2004 relating to the consolidated financial statements of the Federal Agricultural Mortgage Corporation as of and for the year ended December 31, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of procedures relating to certain reclassifications of financial statement amounts related to the 2001 financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such reclassifications) appearing in the Annual Report on Form 10-K of the Federal Agricultural Mortgage Corporation for the year ended December 31, 2003.


/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
March 26, 2004